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                               February 23, 2024

       Jeff Kim
       Chief Executive Officer
       SHOREPOWER TECHNOLOGIES INC.
       5291 NE Elam Young Pkwy, Suite 160
       Hillsboro, OR 97124

                                                        Re: SHOREPOWER
TECHNOLOGIES INC.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-274184

       Dear Jeff Kim:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

       Form S-1 Amendment No 3

       Risk Factors, page 10

   1. We note that you identify Convoy Solutions LLC as your competition. We also note your disclosure on page F-20
stating that on November 25, 2023, Shorepower "entered into a
                                                        Promissory Note
Agreement with Convoy Solutions, LLC" for $40,000.00. Please clarify whether these two
entities are the same. If they are the same entity, please revise your risk factors section to
address the risks that may arise from this arrangement to investors or tell us why you believe
there are no risks associated with this transaction with one of your competitors.

                                                        In addition, we note
your disclosure stating that this "Note matures on December 18,
                                                        2023" and as of
"November 30, 2023, the balance due is $35,000.00." Please advise as to the current status of
the note.
 Jeff Kim
SHOREPOWER TECHNOLOGIES INC.
February 23, 2024
Page 2
Index to Consolidated Financial Statements, page F-1

2. Refer to prior comment 18 of our letter dated September 19, 2023. Revise the filing to include pro forma financial information related to the merger transaction between United
         States Basketball League, Inc. and Shurepower LLC consummated on March 22, 2023, as required by the guidance in Rules 8-05, 11-01 and 11-02 of Regulation S-X. As we note that United States Basketball League, Inc. has a fiscal year ended February 28, 2023 and
         Shurepower LLC had a fiscal year ended December 31, 2022, please provide appropriate disclosure in the introductory paragraphs to clearly describe any adjustments made in conforming the pro forma periods presented.
Exhibit 23.1 - Consents, page X-1

3. Please file an updated consent from your auditor, QI CPA LLC, that correctly references the date of its report, which we note from page F-2 is June 22, 2023 and not August 24,
         2023.
4. Please file consents from the auditors of Shurepower, LLC for the inclusion of their report(s) in the filing as part of Exhibit 99.1and for any references to the firm(s) included in the registration statement.
Exhibit 99.1
Financial Statements of Shurepower, LLC., page EX-2

5.       We note that your auditor has audited and opined only on the balance sheet of
         Shurepower, LLC. as of December 31, 2022 and the results of its operations and cash flows for the year then ended. Please revise to also include audited financial statements of
         Shurepower, LLC. as of and for the year ended December 31, 2021. In this regard, we note that audited financial statements of Shurepower, LLC. as of and for the years ended
         December 31, 2021 and 2020 were previously included your amendment No.
2. Refer to
         Rule 8-02 of Regulation S-X which requires you to provide audited financial statements of the accounting acquirer and predecessor entity as of the end of and for each of its most recent two fiscal years.
6. In addition, we note material differences between certain amounts presented in the primary financial statements of Shurepower LLC as of and for the year ended December
FirstName LastNameJeff Kim
       31, 2021 in this filing as compared with the audited amounts previously
Comapany    NameSHOREPOWER
       presented beginning on pageTECHNOLOGIES         INC. No. 2. Please
resolve all these
                                     F-24 of your amendment
       inconsistencies
February  23, 2024 Pageor2advise us.
FirstName LastName
 Jeff Kim
FirstName LastNameJeff  Kim
SHOREPOWER     TECHNOLOGIES  INC.
Comapany23,
February  NameSHOREPOWER
            2024            TECHNOLOGIES INC.
February
Page  3 23, 2024 Page 3
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing